421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

March 2, 2020

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HighPeak Energy, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed on January 10, 2020 File No. 333-235313

Ladies and Gentlemen:

Set forth below is a response of HighPeak Energy, Inc. (the “Company,” “we,” “us” or “our”) to one of the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 24, 2020 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4, File No. 333-235313, filed with the Commission on January 10, 2020 (the “Amended Registration Statement”). This letter, which we are filing today via EDGAR, serves only as a response to Comment No. 1 from the Comment Letter. In connection with this letter, we are concurrently providing certain information responsive to Comment No. 1 from the Comment Letter in a separate letter to the Staff (the “Supplemental Letter”). We intend to respond to the remaining comments in the Comment Letter mid to late March 2020, concurrently with the filing of a second amendment to the Form S-4 that will include all requisite audited financial statements as of and for the year ended December 31, 2019. However, in order to complete the audits of certain of the financial statements, we will need certainty with respect to our response to Comment No. 1 from the Comment Letter and clear this comment before and, as such, are filing this response prior to filing the second amendment to the Form S-4.

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Organizational Structure, page 14

1.

We have reviewed the organizational charges that you provided in response to prior comment 2 and note that although you indicate HighPeak Energy, LP would be accounting for the acquisition of HighPeak Energy II, LP at fair value because these entities are not under common control, each appears to be held within a series of partnerships having general partners that are controlled ultimately by the same individuals. Please further explain how you have formulated your view, including your consideration of the guidance in FASB ASC 810-20-25. Please also describe the composition of the 99% investor groups for each partnership chain and the extent of common ownership by investors in each of these groups.

Securities and Exchange Commission

March 2, 2020

RESPONSE:  We performed a thorough analysis in forming our conclusion that the contributions from HighPeak Energy Partners, LP, a Delaware limited partnership (“HPEP I”), and HighPeak Energy Partners II, LP, a Delaware limited partnership (“HPEP II”), to HPK Energy, LP, a newly formed Delaware limited partnership (“HPK LP”), should not be accounted for as a combination of entities under common control. Fundamentally, we believe these transactions cannot be considered transactions between entities under common control because, while a single individual does control each of the general partners, that individual does not have a direct or indirect variable interest in one of the entities under the guidance in ASC 810-10-55-37, and therefore cannot be considered to have a controlling financial interest under generally accepted accounting principles in the United States. In the absence of a controlling financial interest over both entities, common control is not present.

Our further analysis regarding our conclusion is being provided to the Staff under separate cover of the Supplemental Letter.

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Securities and Exchange Commission

March 2, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact our Chief Financial Officer, Steven Tholen, at (713) 269-1331 or stholen@highpeakenergy.com.

Very truly yours, HIGHPEAK ENERGY, INC.

By:	/s/ Jack Hightower
Name:	Jack Hightower
Title:	Chairman and Chief Executive Officer

Enclosures

cc:

Steven Tholen, HighPeak Energy, Inc.

G. Michael O’Leary, Hunton Andrews Kurth LLP

Taylor E. Landry, Hunton Andrews Kurth LLP

Sarah K. Morgan, Vinson & Elkins L.L.P.

Casey C. Miles, KPMG LLP

Rayford B. High, KPMG LLP